================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        -------------------------------

                                    FORM 11-K

                        -------------------------------


            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                              EXCHANGE ACT OF 1934


                     For the fiscal year ended June 30, 1996

                        -------------------------------

                        Commission file number: 33-60032

                             BUCKEYE RETIREMENT PLAN

                        -------------------------------

                          Buckeye Cellulose Corporation
                     1001 Tillman Street, Memphis, TN 38112
                                  901-320-8100


                               Plan Number 334/002


       Internal Revenue Service -- Employer Identification No. 62-1518973

                             June 30, 1996 and 1995

================================================================================

                             Buckeye Retirement Plan

                              Form 5500 - Item 26b
             Audited Financial Statements and Supplemental Schedules

                       Years ended June 30, 1996 and 1995




                                    Contents

Report of Independent Auditors...............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits,
  with Fund Information......................................................2
Statement of Changes in Net Assets Available for Benefits,
  with Fund Information......................................................4
Notes to Financial Statements................................................5


Supplemental Schedules

Item 27a - Schedule of Assets Held for Investment Purposes..................10
Item 27d - Schedule of Reportable Transactions..............................11

                         Report of Independent Auditors

To the Buckeye Investment Committee

We have audited the accompanying statements of net assets available for benefits of the Buckeye Retirement Plan (the Plan) as of June 30, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended June 30, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at June 30, 1996 and 1995 and the changes in net assets available for benefits for the year ended June 30, 1996 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1996, and reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of net assets available for benefits as of June 30, 1996 and 1995 and the statement of changes in net assets available for benefits for the year ended June 30, 1996 is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



December 6, 1996

                                            Buckeye Retirement Plan

                                Statement of Net Assets Available for Benefits,
                                             with Fund Information

                                                 June 30, 1996

                                 Money                              Stock        Growth                   Buckeye
                                Market      Bond      Balanced      Index        Stock         Value       Stock
                                 Fund       Fund        Fund        Fund         Fund          Fund         Fund         Total
                              ----------------------------------------------------------------------------------------------------
Investments at fair value
(Note 3):
  Money Market Fund            $321,156   $         $            $            $            $            $              $321,156
  Bond Fund                                205,522                                                                      205,522
  Balanced Fund                                        861,790                                                          861,790
  Stock Index Fund                                                1,350,795                                           1,350,795
  Growth Stock Fund                                                            3,999,685                              3,999,685
  Value Fund                                                                                  860,360                   860,360
  Buckeye Stock Fund                                                                                       816,365      816,365
                              ----------------------------------------------------------------------------------------------------
Total investments               321,156    205,522     861,790    1,350,795    3,999,685      860,360      816,365    8,415,673

Contributions receivable:
  Employer                      182,549    108,779     402,004      657,157    1,933,356      597,027    1,063,677    4,944,549

Cash and cash equivalents                                                                                1,809,208    1,809,208

Accrued income and other            523       (204)       (807)       1,634       (1,426)          23        1,144          887
                              ----------------------------------------------------------------------------------------------------
Net assets available for       $504,228   $314,097  $1,262,987   $2,009,586   $5,931,615   $1,457,410   $3,690,394  $15,170,317
  benefits
                              ====================================================================================================

See accompanying notes.

                                                       Buckeye Retirement Plan

                                           Statement of Net Assets Available for Benefits,
                                                        with Fund Information

                                                            June 30, 1995

                                       Money                                      Stock         Growth
                                       Market         Bond       Balanced         Index         Stock
                                        Fund          Fund         Fund           Fund           Fund           Total
                                    ---------------------------------------------------------------------------------------
Investments at fair value(Note 3):
  Money Market Fund                   $219,758      $           $              $              $                $219,758
  Bond Fund                                          167,284                                                    167,284
  Balanced Fund                                                    590,844                                      590,844
  Stock Index Fund                                                                656,810                       656,810
  Growth Stock Fund                                                                            2,817,482      2,817,482
                                    ---------------------------------------------------------------------------------------
Total investments                      219,758       167,284       590,844        656,810      2,817,482      4,452,178

Contributions receivable:
  Employer                             260,472       180,224       679,161        730,816      2,805,062      4,655,735

Cash and cash equivalents                                 88         2,872         30,765                        33,725

Accrued income                           9,805             4            30          2,836             48         12,723
                                    ---------------------------------------------------------------------------------------
Net assets available for benefits     $490,035      $347,600    $1,272,907     $1,421,227     $5,622,592     $9,154,361
                                    =======================================================================================

See accompanying notes.

                                                          Buckeye Retirement Plan

                                        Statement of Changes in Net Assets Available for Benefits,
                                                           with Fund Information

                                                         Year ended June 30, 1996

                                          Money                             Stock      Growth                  Buckeye
                                          Market     Bond      Balanced     Index       Stock       Value       Stock
                                          Fund       Fund        Fund        Fund       Fund        Fund        Fund         Total
                                        ------------------------------------------------------------------------------------------
Additions to net assets attributed to:
Investment income:
  Net appreciation (depreciation) in    $           $(6,065)    $46,751    $271,978    $607,316    $ 22,928    $162,661   $1,105,569
    fair value ofinvestments
  Interest and dividends                  11,757     16,708      60,678      37,924     255,102      81,124       2,142      465,435
Contributions:
  Employer                               182,459    108,779     402,004     657,157   1,933,356     597,027   1,063,677    4,944,459
                                        -------------------------------------------------------------------------------------------
Total additions                          194,216    119,422     509,433     967,059   2,795,774     701,079   1,228,480    6,515,463

Deductions from net assets attributed to:
Benefits paid to participants             29,043     24,710      87,190      43,599     181,020           -           -      365,562
Administrative expenses                    5,648      4,991      16,494      21,740      71,703       7,546       5,823      133,945
                                        --------------------------------------------------------------------------------------------
Total deductions                          34,691     29,701     103,684      65,339     252,723       7,546       5,823      499,507

Net increase prior to interfund
   transfers                             159,525     89,721     405,749     901,720   2,543,051     693,533   1,222,657    6,015,956
Interfund transfers (net)               (145,332)  (123,224)   (415,669)   (313,361) (2,234,028)    763,877   2,467,737            -
                                        --------------------------------------------------------------------------------------------
Net increase (decrease)                   14,193    (33,503)     (9,920)    588,359     309,023   1,457,410   3,690,394    6,015,956

Net assets available for benefits        490,035    347,600   1,272,907   1,421,227   5,622,592           -           -    9,154,361
   beginning of year
                                        --------------------------------------------------------------------------------------------
Net assets available for benefits at    $504,228   $314,097  $1,262,987  $2,009,586  $5,931,615  $1,457,410  $3,690,394  $15,170,317
  end of year
                                        ============================================================================================

See accompanying notes.

                             Buckeye Retirement Plan
                          Notes to Financial Statements

                                  June 30, 1996


1. DESCRIPTION OF PLAN
----------------------
The following description of the Buckeye Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------
The Plan was formed on July 1, 1993 and is a multiple-employer noncontributory defined contribution plan covering all full-time salaried and hourly employees of Buckeye Cellulose Corporation and Buckeye Florida Limited Partnership (the Companies). On the close of business on June 30, 1996, the multiple-employer plan was converted to a single-employer plan with a single asset pool. Employees are eligible upon completion of 1,000 hours of service during their first year of employment or during any plan year (July 1 to June 30).


Contributions
-------------
The Companies make an annual contribution to each participant's account based on the following formula:

 Contribution = participant's annual gross income x [1 + .5 (years of service)]%

Contributions are generally funded in the quarter following the Plan's year end.


Participant Accounts
--------------------
Each participant's account is credited with the employer contribution and allocations of Plan earnings and administrative expenses. Forfeited balances of terminated participants' nonvested accounts are used to reduce future contributions by the Companies.


Vesting
-------
Participants are 100% vested after five years of credited service.

                             Buckeye Retirement Plan
                    Notes to Financial Statements (continued)


1. DESCRIPTION OF PLAN (CONTINUED)
----------------------------------

Investment Options
------------------
Upon enrollment in the Plan, a participant may direct employer contributions in 10% increments in any of the following five investment options:

     Money Market Fund--Funds are invested through a mutual fund in money market instruments backed by the U.S. government.

     Bond Fund--Funds are invested through a mutual fund in a diversified portfolio of primarily U.S. government securities and high quality corporate bonds.

     Balanced Fund--Funds are invested through a mutual fund in a combination of common stocks, bonds and cash.

     Stock Index Fund--Funds are invested through a mutual fund in stocks of the Standard & Poor's 500 Index.

     Growth Stock Fund--Funds are invested through a mutual fund in common stock of companies with growth potential.

     Value Fund--Funds are invested through a mutual fund in equity securities.

     Buckeye Stock  Fund--Funds  are invested in Buckeye  Cellulose  Corporation
(BCC) common stock.

Participants may change their investment options quarterly.


2. ACCOUNTING POLICIES
----------------------

Investments
-----------
Investments are stated at fair market value (based on quoted market prices) with the change in carrying value reported as the net change in unrealized appreciation or depreciation in aggregate fair value of investments. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

                             Buckeye Retirement Plan
                    Notes to Financial Statements (continued)

2. ACCOUNTING POLICIES (CONTINUED)
----------------------------------

Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.


3. INVESTMENTS
--------------
Investments that represent 5 percent or more of the Plan's net assets are separately identified.
                                                              June 30
                                                       1996            1995
                                                   ----------------------------
Investments at fair value as determined by quoted
  market price:
     Federated Short-Term U.S.Government
        Treasury, 321,156 and 219,758
        shares, respectively                        $   321,156     $   219,758
      Strong Government Securities Fund,
         20,070 and 15,977 shares, respectively         205,522         167,284
      Dodge & Cox Balanced Fund, 15,274 shares          861,790               -
      Fidelity Balanced Fund, 45,415 shares                   -         590,844
      Vanguard Institutional Index Fund,
         21,360 shares                                1,350,795               -
      Vanguard Index Trust 500 Portfolio,
         12,841 shares                                        -         656,810
      Janus  Fund,  Inc., 157,220 and 128,770
         shares, respectively                         3,999,685       2,817,482
      MAS Value Fund, 57,053 shares                     860,360               -
      Buckeye Cellulose Corporation common
         stock, 29,686 shares                           816,365               -
                                                   ----------------------------
                                                     $8,415,673      $4,452,178
                                                   ============================

                             Buckeye Retirement Plan
                    Notes to Financial Statements (continued)


3. INVESTMENTS (CONTINUED)
--------------------------
During the year ended June 30, 1996, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:
                                                              June 30
                                                                1996
                                                         ----------------
  MAS Value Fund                                           $    22,928
  Strong Government Securities Fund                             (6,065)
  Dodge & Cox Balanced Fund                                     46,751
  Vanguard Index Trust 500                                     145,004
  Janus Fund, Inc.                                             607,316
  Buckeye Cellulose Corporation common stock                   162,661
  Vanguard Institutional Index Fund                            126,974
                                                         ----------------
                                                            $1,105,569
                                                         ================

4. RELATED PARTY TRANSACTIONS
-----------------------------
The Plan purchased 29,686 shares of BCC common stock during the year. The stock had a market value $816,365 at June 30, 1996. There were no other transactions with related parties.


5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500
---------------------------------------------------------
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:
                                                                  June 30, 1996
                                                                ----------------
Net assets available for benefits per the financial statements     $15,170,317
Amounts allocated to withdrawn participants                           (146,834)
                                                                ----------------
Net assets available for benefits per the Form 5500                $15,023,483
                                                                ================

                             Buckeye Retirement Plan
                    Notes to Financial Statements (continued)


5. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500 (CONTINUED)
---------------------------------------------------------------------
The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:
                                                                   Year ended
                                                                  June 30, 1996
                                                                ----------------
Benefits paid to participants per the financial statements          $365,562
Amounts allocated on Form 5500 to withdrawn participants
    at June 30,1996                                                  146,834
                                                                ----------------
Benefits paid to participants per the Form 5500                     $512,396
                                                                ================

6. PLAN TERMINATION
-------------------
Although they have not expressed any intent to do so, the Companies have the right to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). In the event of plan termination, participants will become 100 percent vested in their accounts.


7. INCOME TAX STATUS
--------------------
The Internal Revenue Service (IRS) has ruled that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

                             Buckeye Retirement Plan

            Item 27a--Schedule of Assets Held for Investment Purposes

                                  June 30, 1996


        Description of Investment
         Including Maturity Date,       Number
            Rate of Interest,             of                           Current
          Par or Maturity Value         Shares          Cost            Value
-------------------------------------------------------------------------------

Federated Short Term U.S. Government
  Treasury                              321,156      $  321,156      $  321,156
Strong Government Securities Fund        20,070         204,894         205,522
Dodge & Cox Balanced Fund                15,274         816,958         861,790
Vanguard Institutional Index Fund        21,360       1,248,396       1,350,795
Janus Fund, Inc.                        157,220       3,382,901       3,999,685
MAS Value Fund                           57,053         823,530         860,360
Buckeye Cellulose Corporation
  common stock*                          29,686         653,991         816,365
                                                    ---------------------------
                                                     $7,451,826      $8,415,673
                                                    ===========================


* Denotes a party-in-interest of the plan.

                                         Buckeye Retirement Plan

                                Item 27d - Schedule of Reportable Transactions

                                         Year ended June 30, 1996

                                                                                                              Current Value
      Identity                      Description                 Number                                        of Asset on      Net
         of                             of                        of        Purchase   Selling     Cost of     Transaction   Gain or
   Party Involved                   Investment               Transactions     Price     Price       Asset          Date       (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (i)--single transaction in excess of 5 percent
    of plan assets
Purchases of assets:
  First Tennessee Bank* Dodge & Cox Balanced Fund                 1         $501,240    $          $501,240     $501,240     $
                        Janus Fund                                1          830,719                830,719      830,719
                        Vanguard Institutional Index Fund         1          624,890                624,890      624,890
                        Fidelity Institutional Cash US Govt.      1          693,532                693,532      693,532
                        Dodge & Cox Balanced Fund                 1          762,674                762,674      762,674
                        Fidelity Institutional Cash US Govt.      1        1,115,658              1,115,658    1,115,658
                        Fidelity Institutional Cash US Govt.      1          727,403                727,403      727,403
                        Janus Fund                                1        1,973,065              1,973,065    1,973,065
                        MAS Value Fund                            1          526,475                526,475      526,475
                        Vanguard Institutional Index Fund         1          923,733                923,733      923,733
Sales of assets:
  First Tennessee Bank* Vanguard Index Trust 500                  1                     624,890     537,735      571,003     53,887
                        Fidelity Institutional Cash U.S.Govt.     1                     714,208     714,208      714,208
                        Janus Fund                                1                     727,403     614,560      650,306     77,097
                        Janus Fund                                1                     488,491     446,641      474,302     14,189
                        Vanguard Index Trust 500                  1                     923,733     792,519      841,494     82,239

                                      Buckeye Retirement Plan

                     Item 27d - Schedule of Reportable Transactions (continued)


                                                                                                             Current Value
      Identity                      Description                Number                                         of Asset on      Net
         of                             of                       of       Purchase    Selling     Cost of     Transaction    Gain or
   Party Involved                   Investment              Transactions    Price      Price       Asset          Date        (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)--series of transactions in excess of
      5 percent of plan assets
Purchases of assets:
  First Tennessee Bank* Buckeye Cellulose Corp.                   30     $ 659,625   $           $ 659,625     $ 659,625     $
                        Dodge & Cox Balanced Fund                 21     1,357,890               1,357,890     1,357,890
                        Janus Fund                                17     3,157,448               3,157,448     3,157,448
                        MAS Value Fund                            20     1,036,455               1,036,455     1,036,455
                        Vanguard Institutional Index Fund         13     1,581,403               1,581,403     1,581,403
                        Vanguard Index Trust 500                  17       882,579                 882,579       882,579
                        Fidelity Institutional Cash U.S. Govt.   230     5,195,157               5,195,157     5,195,157
Sales of assets:
  First Tennessee Bank* Dodge & Cox Balanced Fund                 28                   550,436     540,934       540,934       9,502
                        Janus Fund                                34                 2,582,560   2,255,265     2,394,640     187,920
                        Vanguard Index Trust 500                  15                 1,690,403   1,454,232     1,545,399     145,004
                        Fidelity Institutional Cash U.S. Govt.   214                 3,394,049   3,394,049     3,394,049

There were no category (ii) or (iv) reportable transactions during 1996.

* Denotes a party-in-interest of the plan.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Cellulose Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN



By:      /s/  DAVID H. WHITCOMB
     ------------------------------
           David H. Whitcomb,
     Vice President and Comptroller

Date: December 20, 1996